UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
ANADYS PHARMACEUTICALS, INC.
(Name of Subject Company)
BRYCE ACQUISITION CORPORATION HOFFMANN-LA ROCHE INC.
(Names of Filing Persons – Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

03252Q408
(Cusip Number of Class of Securities)
Frederick C. Kentz III Hoffmann-La Roche Inc. 340 Kingsland Street Nutley, New Jersey 07110 Telephone: (973) 235-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ ☐ ☐ ☐	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Media release

Basel, 17 October 2011
Roche signs definitive agreement to acquire Anadys Pharmaceuticals Acquisition aims to expand future treatment options for hepatitis C patients

Roche (SIX: RO, ROG; OTCQX: RHHBY) and Anadys Pharmaceuticals, Inc. (NASDAQ: ANDS) today announced that the two companies have entered into a definitive merger agreement for Roche to fully acquire Anadys at a price of USD 3.70 per share in an all-cash transaction. This corresponds to a total cash consideration of approximately USD 230 million.

Based in San-Diego, California, USA, Anadys develops oral, small molecule therapeutics for the potential treatment of hepatitis C virus (HCV) infection. Setrobuvir (ANA598), Anadys’ most advanced drug candidate, is a direct-acting antiviral compound that is currently being evaluated by Anadys in a phase II study in combination with Roche’s pegylated interferon (Pegasys) and ribavirin (Copegus).

Jean-Jacques Garaud, Global Head of Roche Pharma Research and Early Development, said: “This acquisition augments our already strong HCV portfolio. Our aim is to offer physicians and hepatitis patients a powerful combination of therapies that bring us closer to a cure, even without the use of interferon. Anadys’ compounds provide additional modes of action that could lead to interferon-free treatment regimens without viral resistance.”

Steve Worland, President and Chief Executive Officer of Anadys, said: “Since Anadys was founded, our focus has been on driving forward research that would make a real difference to the lives of patients, especially those with hepatitis. With Roche’s considerable capabilities and experience in HCV, this acquisition provides the best chance of success for the new potential treatments our team has been dedicated to developing.”

In addition to its lead programme with ANA598, Anadys is developing ANA773, an oral, small-molecule inducer of innate immunity in Phase I trials that may prove useful for treating HCV as well as other chronic infections and cancer.

F. Hoffmann-La Roche AG	CH-4070 Basel Switzerland	Group Communications Roche Group Media Office	Tel. +41 61 688 88 88 Fax +41 61 688 27 75 www.roche.com

1/3

Terms of the agreement
Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Anadys’ common stock at a price of USD 3.70 per share in cash. This price represents a 256% premium to the closing price on 14 October 2011. The closing of the tender offer will be subject to the tender of a number of shares that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all vested and unvested options and warrants having an exercise price per share less than the tender offer price) and other customary conditions. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The closing of the tender offer is expected to take place still in 2011.

Following completion of the tender offer, Roche will acquire all remaining shares through a second step merger. Directors and officers beneficially owning approximately 7.9% of the shares have agreed to tender their shares and otherwise support the transaction.

Citigroup Global Markets Inc is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel. Lazard Ltd is acting as financial advisor to Anadys.

About setrobuvir (ANA598)
Setrobuvir is an investigational, orally administered, direct-acting antiviral (DAA) currently being evaluated for the treatment of chronic hepatitis C (HCV) infection. Specifically, it is a non-nucleoside polymerase inhibitor, and is currently in Phase IIb trials in combination with the current standard of care, Pegasys and Copegus. In clinical trials to date, setrobuvir has shown potent antiviral activity with a good safety profile. Roche plans to explore its use in combination with other direct acting antivirals already within its portfolio, with and without interferon.

About Roche
Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics and a pioneer in diabetes management. Roche’s personalised healthcare strategy aims at providing medicines and diagnostic tools that enable tangible improvements in the health, quality of life and survival of patients. In 2010, Roche had over 80,000 employees worldwide and invested over 9 billion Swiss francs in R&D. The Group posted sales of 47.5 billion Swiss francs. Genentech, United States, is a wholly owned member of the Roche Group. Roche has a majority stake in Chugai Pharmaceutical, Japan. For more information: www.roche.com.

2/3

Roche Group Media Relations
Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com
- Alexander Klauser (Head)
- Silvia Dobry
- Daniel Grotzky
- Claudia Schmitt

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF ANADYS HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANADYS COMMON STOCK. THE SOLICITATION AND OFFER TO BUY ANADYS COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION AND THEREAFTER ANADYS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ROCHE AND ANADYS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, INC., AT 212-929-5500 (CALL COLLECT) OR 800-322-2885 (TOLL-FREE) (USA).

3/3